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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                   AMERICAN ARCHITECTURAL PRODUCTS CORPORATION
                                (Name of Issuer)



                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)



                                   023857 10 5
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13G

------------------------                         ------------------------------
CUSIP NO. 023857 10 5                              PAGE   2   OF   6   PAGES
------------------------                         ------------------------------



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   1     NAMES OF REPORTING PERSONS                             FRANK J. AMEDIA
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS    ###-##-####

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                       (b) /X/

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   3     SEC USE ONLY

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   4     CITIZENSHIP OR PLACE OF ORGANIZATION                    UNITED STATES

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        NUMBER OF             5      SOLE VOTING POWER          1,879,326
          SHARES
       BENEFICIALLY       -----------------------------------------------------
         OWNED BY             6      SHARED VOTING POWER        1,500,000
           EACH
        REPORTING
          PERSON
           WITH           -----------------------------------------------------
                              7      SOLE DISPOSITIVE POWER     1,879,326



                          -----------------------------------------------------
                              8      SHARED DISPOSITIVE POWER   1,500,000

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   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                3,379,326

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   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                / /

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   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                              25.2%, based upon 12,987,386
                                              shares outstanding at 12/31/97.

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   12    TYPE OF REPORTING PERSON             IN
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ITEM 1(A)         NAME OF ISSUER:

                  AMERICAN ARCHITECTURAL PRODUCTS CORPORATION

ITEM 1(B)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  755 Boardman-Canfield Road
                  South Bridge Executive Center
                  Building G West
                  Boardman, Ohio 44512

ITEM 2(A)         NAME OF PERSON FILING:

                  Frank J. Amedia

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  755 Boardman-Canfield Road
                  South Bridge Executive Center
                  Building G West
                  Boardman, Ohio 44512

ITEM 2(C)         CITIZENSHIP:

                  United States

ITEM 2(D)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.001 par value

ITEM 2(E)         CUSIP NUMBER:

                  023857 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  (a) / / Broker or Dealer registered under Section 15 of the
                          Act
                  (b) / / Bank as defined in Section 3(a)(6) of the Act
                  (c) / / Insurance Company as defined in Section 3(a)(19) of the Act
                  (d) / / Investment Company registered under Section 8 of the
                          Investment Company Act
                  (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

                                Page 3 of 6 Pages
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                  (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                          Section 240.13d-1(b)(1)(ii)(F)
                  (g) / / Parent Holding Company, in accordance with Section
                          240.13d-1(b)(1)(ii)(G) (NOTE: See Item 7)
                  (h) / / Group, in accordance with Section 240.13d-1(b)(1)
                          (ii)(H)

ITEM 4.           OWNERSHIP.

         The following represents information as of December 31, 1997:

         (A)      AMOUNT BENEFICIALLY OWNED:

                  As of December 31, 1997, Mr. Amedia beneficially owned 3,379,326 shares of common stock of the Company, consisting of 1,433,082 shares of common stock owned by Mr. Amedia, 1,500,000 shares of common stock owned by the Amedia Family Limited Partnership, an Ohio limited partnership in which Mr. Amedia is the general partner and directly owns 48% of the partnership interests and indirectly beneficially owns the other 52% of the partnership units, and 446,244 shares of common stock issuable upon exercise of stock options (exercisable on or after February 27, 1998).

         (B)      PERCENT OF CLASS:

                  As of December 31, 1997, Mr. Amedia beneficially owned 25.2% of the Company's common stock.

         (C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)      sole power to vote or to direct the vote

                           1,879,326

                  (ii)     shared power to vote or to direct the vote

                           1,500,000

                  (iii)    sole power to dispose or to direct the disposition of

                           1,879,326

                  (iv) shared power to dispose or to direct the disposition of

                           1,500,000

                                Page 4 of 6 Pages
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ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.



ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.



ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.



ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  The irrevocable proxy granted by Mr. Amedia to AAP Holdings, Inc., as described in Amendment No. 1 to the Schedule 13G of Mr. Amedia, expired on December 31, 1997.



ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.


ITEM 10.          CERTIFICATION

                  Not applicable.

                                Page 5 of 6 Pages
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       2/12/98
                                       ----------------------------------------
                                       Date


                                       /s/ Frank J. Amedia
                                       ----------------------------------------
                                       Signature


                                       Frank J. Amedia
                                       ----------------------------------------
                                       Name/Title

                                Page 6 of 6 Pages